UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2022
Commission File Number 001-40635

Reunion Neuroscience Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)
30 Duncan Street, Lower North Suite
Toronto, Ontario
M5V 2C3
1-833-833-1967
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into (i) the Registration Statement on Form F-10 (File No. 333-261515) of Reunion Neuroscience Inc. (the “Company”) and (iii) the Registration Statement on Form S-8 (File No. 333-260071) of the Company, and in each instance the related prospectus, as such registration statements and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
DOCUMENTS INCLUDED AS PART OF THIS REPORT
Exhibit
99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021.
99.2	Management’s Discussion and Analysis for the three and six months ended September 30, 2022 and 2021.
99.3	News Release, dated November 14, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Reunion Neuroscience Inc.
Date: November 15, 2022	By:	/s/ Edward Smith
		Name:	Edward Smith
		Title:	Chief Financial Officer